UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                    FORM 15

  CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES ACT OF 1934.

                                          Commission File Number    038593

                Capital Partners II, Ltd. Liquidating Trust
            (Successor to Renaissance Capital Partners II, Ltd.)
  ________________________________________________________________________
           (Exact name of registrant as specified in its charter)

               5646 Milton Street Suite 628, Dallas, TX 75206
  ________________________________________________________________________
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 Trust Units
  ________________________________________________________________________
           (Title of each class of securities cover by this Form)

                                     n/a
  ________________________________________________________________________
  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

  Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

    Rule 12g-4(a)(1)(i)    [X]    Rule 12h-3(b)(1)(i)    [ ]
    Rule 12g-4(a)(1)(ii)   [ ]    Rule 12h-3(b)(1)(ii)   [ ]
    Rule 12g-4(a)(2)(i)    [ ]    Rule 12h-3(b)(2)(i)    [ ]
    Rule 12g-4(a)(2)(ii)   [ ]    Rule 12h-3(b)(2)(ii)   [ ]
                                  Rule 15d-6             [ ]

  Approximate number of holders of record as of the certification or
  notice date:     0

  Pursuant to the requirements of the Securities Exchange Act of 1934, Capital Partners II, Ltd. Liquidating Trust (Successor to Renaissance Capital Partners II, Ltd.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


  Date: January 11, 2005                   By:  __/s/___________
                                                Thomas W. Pauken
                                                Trustee

  Instructions: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed by an officer of the registrant, by counsel or any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

          Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

  SEC 2069(12-04)